C3is Inc.

331 Kifissias Avenue

Erithrea 14561

Athens, Greece

June 8, 2023

VIA EDGAR

Office of Energy & Transportation

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Brian McAllister, Craig Arakawa, Timothy S. Levenberg and Laura Nicholson

Re:	C3is Inc.
Registration Statement on Form F-1, as amended (File No. 333-271228)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, C3is Inc. hereby requests acceleration of the effective date of the Registration Statement on Form F-1 (File No. 333-271228), as amended, so that the Registration Statement becomes effective at 5:00 p.m., Eastern time, on June 12, 2023, or as soon as possible thereafter.

We request that we be notified of such effectiveness by a telephone call to Finn Murphy of Goodwin Procter LLP at (212) 459-7257 and that such effectiveness also be confirmed in writing.

Very truly yours,

C3is Inc.

By:	/s/ Diamantis Andriotis
Name: Diamantis Andriotis
Title: Chief Executive Officer

cc:	Finn Murphy, Goodwin Procter LLP